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                          August 28, 2023

       Craig Collard
       Executive Vice President, Chief Financial Officer
       HERON THERAPEUTICS, INC. /DE/
       4242 Campus Point Court
       Suite 200
       San Diego, California 92121

                                                        Re: HERON THERAPEUTICS,
INC. /DE/
                                                            Registration
Statement on Form S-3
                                                            Filled August 23,
2023
                                                            File No. 333-274167

       Dear Craig Collard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
N. Sheppard at 202-551-8346 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr